Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

November 26, 2024

VIA EDGAR

Re:	Principal Credit Real Estate Income Trust
Post-Effective Amendment No. 1 to Form 10-12G
Filed October 7, 2024
File No. 000-56670
Ms. Pearlyne Paulemon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Principal Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G initially filed on July 26, 2024 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed on September 6, 2024 (“Amendment No. 1”) and Post-Effective Amendment No.1, filed October 7, 2024 (“Post-Effective Amendment No. 1”). The Company has prepared Post-Effective Amendment No. 2 to respond to the Staff’s comments in its letter dated October 31, 2024, relating to Post-Effective Amendment No. 1 to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.
In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.
Item 1. Business
Investment Company Act Considerations, page 15
1.Please expand your disclosure under Investment Company Act Considerations to address more fully the issues highlighted in your Investment Company Act risk factor disclosure on page 91, including your adherence to certain staff guidance under Section 3(c)(5)(C) and your proposed treatment of certain joint venture interests.

The Company has revised its disclosure on pages 16-17 in response to the Staff’s comment.
Item 1A. Risk Factors, page 58
2.We note your statement “Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act.” (emphasis added). Please revise to provide a more definitive statement.
The Company has revised its disclosure on pages 18 and 92 in response to the Staff’s comment.
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Please do not hesitate to call me at (202)-636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Principal Credit Real Estate Income Trust
Anne Cook, Counsel and Secretary
Brian Riley, Chief Financial Officer